Severn Trent PLC

29 November 2004

Interim Results for the six months to 30 September 2004

OVERALL SATISFACTORY FIRST HALF RESULTS
SEVERN TRENT WATER CONTINUES TO OUTPERFORM
BIFFA BENEFITS FROM HALES ACQUISITION
SERVICES FLAT BEFORE CURRENCY IMPACT

Financial and operating highlights

Group

- Turnover up 3.3% to £1,038.9m (£1,006.0m)
- PBITA* down 2.2% to £229.3m (£234.5m); up 4.2% before incremental pension charges; PBIT of £214.2m (£223.8m)
- Incremental pension charges £15.1m and reduction in Other businesses' PBITA affect year on year result by £22.0m
- PBTA* down 6.5% to £141.3m (£151.1m); PBT of £126.2m (£140.4m)
- There were no exceptional profits (£4.2m)
- Adjusted basic EPS** down 15.0% to 29.0p (34.1p); Basic EPS of 22.7p (31.1p)
- Interim dividend increased by 2.5% to 18.21p (17.77p)
- Net debt £2,735m (£2,749m at 31 March 2004); interest costs up £4.6m to £88.0m

Severn Trent Water

- Turnover up 5.8% to £505.7m (£477.8m)
- PBITA* up 1.3% to £181.2m (£178.8m); up 7.4% before incremental pension charges; PBIT of £181.2m (£186.2m)
- Management of costs continues; AMP3 regulatory outputs on track
- Awaiting AMP4 Final Determination, due 2 December 2004

Biffa

- Turnover up 14.4% to £353.0m (£308.7m)
- PBITA* up 12.3% to £43.8m (£39.0m); up 15.9% before incremental pension charges; PBIT of £32.4m (£24.6m)
- Growth in PBITA largely from Hales contribution and delivery of planned acquisition synergies.

Services

- Turnover down 2.9% to £187.6m (£193.2m)
- PBITA* down 8.8% to £18.7m (£20.5m); down 6.3% before incremental pension charges; PBIT of £15.0m (£16.8m)
- Excluding the impact of exchange rates PBITA* down 2.0%; up 0.5% before incremental pension charges

dlg 12/21

Other businesses

- Includes Systems, Property, Engineering consultancy and Insurance. Turnover down 50.3% to £36.6m (£73.6m); PBITA* loss of £2.0m (profit £6.2m)
- Systems turnover down 18.3% to £25.0m (£30.6m); PBITA* loss £1.9m (profit £0.7m)
- Property, Engineering consultancy and Insurance turnover down 73% to £11.6m (£43.0m) of which Property contributed £1.4m (£27.5m); PBITA* loss £0.1m (profit £5.5m)

* excluding exceptional items ** excluding exceptional items and deferred tax

David Arculus, Chairman Severn Trent Plc, said:

"The Group has delivered a satisfactory overall performance in the first half of 2004/05, with PBITA down 2.2% after the effect of incremental pension charges.

"These Group results, and our confidence in our core businesses, has led the Board to increase the interim dividend to 18.21p per share."

Robert Walker, Group Chief Executive, Severn Trent Plc, said:

"Severn Trent Water has continued to manage costs while maintaining excellent customer service and delivering its AMP3 obligations. We await the Price Determination on 2 December, which we will carefully assess to establish whether it enables us to deliver the services our customers require and provide adequate returns to investors."

"Biffa's performance has benefited from the completion of the Hales integration with profits 12.3% ahead half-year-on-half-year."

"I am satisfied with the underlying progress of Services, albeit the performance has been impacted by difficult market conditions in the US and the impact of a falling dollar exchange rate."

"We have a strong platform on which the new leadership team can build and take the group further forward. On Thursday we will know the outcome of the Final Determination and Severn Trent Water is well advanced in planning the next five years. Biffa is now the largest integrated waste company in the UK and is poised to take full advantage of the new waste regulations."

Enquiries:

Robert Walker Group Chief Executive	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4775
Mark Wilson Group Finance Director	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4267
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	020 7404 5959 (on the day) 0121 722 4295
Simon Holberton or Eilis Murphy	Brunswick Group Ltd	020 7404 5959

Interim Results Presentation

There will be an interim results presentation at 11.00am on Monday 29 November 2004. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Chairman's statement

In this Interim Results announcement: PBIT is profit before interest and tax; PBITA is profit before interest, tax and goodwill amortisation; PBITA is PBITA excluding exceptional items; sales margins are based on PBITA*; PBTA* is profit before tax and goodwill amortisation and excluding exceptional items.*

The Severn Trent Group has delivered a satisfactory overall performance in the first half of 2004/05, with Group profit before tax, goodwill amortisation and exceptional items at £141.3m, a decrease of 6.5% after incremental pension charges of £15.1m. Group profit before tax and exceptional items was £126.2m (£136.2m) and Group profit before tax was £126.2m (£140.4m).

Severn Trent Water has continued its efforts to manage costs; its PBITA* was up 1.3% to £181.2m after incremental pension charges of £10.8m. Biffa's results include a full six months contribution from the acquisition of Hales. Its PBITA* was up 12.3% to £43.8m after incremental pension charges of £1.4m. Services PBITA* was down 8.8% to £18.7m, after incremental pension charges of £0.5m. Excluding the impact of exchange rates, Services PBITA* was down 2% to £20.1m. Overall, PBITA* for Systems and Property, Engineering consultancy and Insurance decreased to a loss of £2.0m (profit of £6.2m) after incremental pension charges of £1.3m and a much reduced contribution from Property.

There were no exceptional items in the half-year (£4.2m profit).

Dividend

The Board has increased the interim dividend by 2.5% to 18.21 pence per share (17.77 pence) to be paid on 6 April 2005.

Operational Review

Water and sewerage

Turnover from water and sewerage increased by 5.8% to £505.7m, from an allowed increase in charges, including inflation, of 4.7%.

PBITA* was up 1.3% to £181.2m after incremental pension charges of £10.8m. PBIT excluding exceptional items was £181.2m (£177.5m).

Profit from sale of fixed assets of £2.5m has been included within the operating profits of Severn Trent Water. In 2003/04, the profit from the sale of fixed assets was unusually large and thus classified as an exceptional item and excluded from operating profits.

Severn Trent Water anticipated operating cost increases in the final year of AMP3 arising both from completion of the AMP3 programme and from the incremental pension charges (see Financial Review – pensions). Operating costs have arisen in accordance with those expectations partly offset by STW's continued progress on delivering operating cost efficiencies.

Direct operating costs in the first half of 2004/05 (excluding corporate management charges) of Severn Trent Water were £200.3m, an increase of £22.3m. This reflected a real increase of £17.3m, after the incremental pension charges, or £6.5m before such charges being operating cost efficiencies in the first half of 2004/05 of £3.0m offset by cost pressures of £9.5m.

Severn Trent Water continued to deliver efficiencies against its investment programme of approximately £2 billion for the five-year period 2000/01 to 2004/05. The programme is expected to deliver average capex efficiencies over the AMP3 period of around 5% as measured against the RPI index or around 13% as measured against the Construction Output Price Index. In the first half of 2004/05, approximately £194m was invested; the delivery of the AMP3 regulatory outputs is substantially on track. Severn Trent Water believes that the successful delivery of its capital programme is part of its regulatory contract and its obligations to customers. Severn Trent Water has continued to deliver high levels of performance in terms of customer service and drinking water and wastewater quality.

At 30 September 2004, in real terms, total AMP3 gross operating cost efficiencies amounted to around £72m, but were offset by cost pressures amounting to around £81m (around £70m before incremental pensions).

Ofwat's Draft Determination published on 5 August 2004 included the latest relative efficiency analysis and identified leading companies. Severn Trent Water was identified as being at The Efficiency Frontier for water operating expenditure and sewerage capital expenditure and within 5% of The Efficiency Frontier for water capital expenditure, an overall result equalled by only one other Water and Sewerage Company.

Ofwat's Draft Determination differed in certain material aspects from Severn Trent Water's own plan published in May 2004. Some of these differences represented a change in circumstances whilst others involved a transfer of costs and risks to the company. Robust representation has been made to Ofwat on those aspects of the Draft Determination that Severn Trent Water believes should be amended.

The Final Determination is due on 2 December 2004 and the decision as to whether or not to accept the Determination must be made by 1 February 2005.

Waste management

Waste management's turnover increased by 14.4% to £353.0m. Turnover in the UK increased by 14.9% to £320.1m, while in Belgium turnover increased by 9.7% to £32.9m.

Biffa's PBITA* (including Biffa Belgium) was up 12.3% to £43.8m or 15.9% before incremental pension charges of £1.4m. Goodwill amortisation was £11.4m (£9.9m). There was no exceptional charge (£4.5m). PBIT was £32.4m (£24.6m).

Biffa completed the integration process of Hales in August 2004, ahead of schedule. No further integration costs were incurred in the period. The planned annualised synergies from combining Hales with Biffa of £7.5m are being delivered, indicating an underlying PBITA* growth in Biffa before the Hales transaction of around 2%.

In the first half of 2004/05, Collection turnover in the UK increased to £196.4m (£171.8m). The Collection division contributed a PBITA* of £28.8m (£26.0m), up 10.8%. Sales margins were lower at 14.7% (15.1)%, in part reflecting the inclusion of the lower margin Hales business.

Landfill turnover in the UK was up 14.8% to £95.4m. PBITA* from the Landfill division was up 24.3% to £21.0m (£16.9m). Landfill volumes were up by around 13%, or 5% excluding sites acquired with Hales. Unit revenues (excluding Landfill Tax) were up by around 5%. Landfill's PBITA in the first half-year benefited from an increase of higher margin contaminated waste work prior to implementation of The Landfill (England and Wales) Regulations on 16 July 2004.

The Special Waste division in the UK, which includes the important power generation activity, delivered a 18.9% increase in turnover to £28.3m and contributed PBITA* of £3.7m (£3.3m). Biffa has interests in around 95MW of electricity generation in the UK (including from Biffa sites leased to third parties).

In Belgium, turnover increased by 9.7% to £32.9m. Biffa Belgium's PBITA* was £1.3m (£1.3m). Excluding the impact of exchange rates, PBITA* increased by around 4.4%.

Services

Services' turnover decreased by 2.9% to £187.6m. Some 82% of Services' turnover arose in the USA. Excluding the impact of exchange rates, Services' turnover increased by around 6.4%.

Services' PBITA* decreased by 8.8% to £18.7m. Excluding the impact of exchange rates, PBITA* decreased by around 2% or increased 0.5% before incremental pension charges of £0.5m. Goodwill amortisation was £3.7m (£3.7m). PBIT was £15.0m (£16.8m).

After eliminating the share of associated undertakings' profit, where the corresponding turnover is not consolidated into Services' results, Services' sales margin decreased to 7.2% (7.9%) reflecting difficult market conditions for Laboratories in the US, whilst Water Purification and Operating Services continued to perform well.

Turnover in Laboratories, the largest business within Services, was down 4.4% to £85.0m. The reduction was entirely due to the weakening US $ exchange rate as turnover in the USA (in US$) was up by around 5% and turnover in the UK (in £) was up by around 6%. Over 82% of Laboratories' turnover arose in the USA.

Water Purification's turnover decreased by 7.3% to £36.7m. Excluding the impact of exchange rates, Water Purification's turnover increased by 1.8%.

Turnover in Operating Services increased by 1.9% to £65.9m. Excluding the impact of exchange rates, Operating Services' turnover increased by 10.8%. Over half of this arose in the US based Contract Operations business whose turnover in US $ increased by 10.4%. Operating Services also includes the results of Severn Trent Water International and Aquafin, an associated undertaking in Belgium, which provides sewerage services for Flanders. Associated undertakings contributed £5.2m (£5.2m) of PBITA to the results of Operating Services.

Other businesses: Systems and Property, Engineering consultancy and Insurance

Total turnover for Systems decreased to £25.0m (£30.6m). Systems' PBIT (and PBITA*) was a loss of £1.9m (profit of £0.7m). The reduction largely arose from reduced sales in the small Worksuite division in the US. The timing of such sales is uneven.

Total turnover from Property, Engineering consultancy and Insurance was £11.6m (£43.0m) generating PBIT (and PBITA*) loss of £0.1m (profit of £5.5m). Property turnover reduced by £26.1m to £1.4m. There were no significant sales this period, whereas the first half 2003/04 benefited from three significant transactions.

The incremental pension charges for Other businesses included in the above amounted to £1.3m.

Financial Review

Group Results

Group turnover was £1,038.9m (£1,006.0m), an increase of 3.3% over last year. The growth in turnover was due to the contributions of Severn Trent Water and Biffa which were partially offset by exchange rate impacts in Services and lower activity in Property.

Goodwill amortisation was £15.1m (£14.9m). There were no exceptional items (profit of £4.2m) - see below.

Group profit before interest, tax and exceptional items was £214.2m (£219.6m), a decrease of 2.5%. Group profit before interest and tax was £214.2m (£223.8m), a decrease of 4.3%.

Group profit before tax, goodwill amortisation and exceptional items was down 6.5% to £141.3m (£151.1m) after interest charges of £88.0m (£83.4m) and incremental pension charges of £15.1m. Group profit before tax and exceptional items was £126.2m (£136.2m) a decrease of 7.3%. Group profit before tax was £126.2m (£140.4m).

The total tax charge for the half-year was £47.7m (£33.5m) of which current tax represented £26.0m (£20.1m) and deferred tax £21.7m (£13.4m). Minority interests were £0.4m (£0.1m). Profit after tax and minority interests was £78.1m (£106.8m).

Basic earnings per share were 22.7 pence (31.1 pence). Adjusted basic earnings per share (before exceptional items and deferred tax) were 29.0 pence (34.1 pence), a decrease of 15.0%.

Operating activities generated a net cash inflow of £390.8m (£398.0m). The main cash outflows were capital expenditure and financial investment of £220.0m (£238.4m), acquisition and disposals £2.2m (£155.4m), equity dividends of £61.1m (£59.5m) and net financing costs of £79.7m (£78.5m). The movement in net debt for the six months was a reduction of £13.8m (increase of £133.7m) and for the 12 months from 30 September 2003 an increase of £96.0m.

Net debt at 30 September 2004 was £2,735m (£2,639m). Gearing, reflecting the provision for deferred tax, was 122% (117%). The Group's net interest charge was covered 4.4 times (4.6 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There were no exceptional items in the half-year. There was a net exceptional profit in the half-year of £4.2m comprising the net of an £8.7m profit from the sale of fixed assets, arising from the sale of land and property by Severn Trent Water, and a charge of £4.5m in waste management for Hales integration costs.

Taxation

The charge for current tax was £26.0m (£20.1m). The current tax charge of £26.0m attributable to profit after interest and goodwill amortisation but before tax and exceptional items is an effective rate of 20.6% (13.8%). The main reason for the increase is that last year's charge benefited from the utilisation of tax losses and reductions to prior years' charges, an effect which is not so significant for this year. The increased charge is in line with Board expectations.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the Group's accounts. This principle has been followed in determining the Group's pension charge for 2004/05.

The Group has four defined benefit pension schemes, viz: the Severn Trent Pension Scheme (STPS) which is by far the largest of the Group's defined benefit pension schemes, the Severn Trent Mirror Image Pension Scheme (STMIPS), the UK Waste Pension Scheme (UKWPS) and the Severn Trent Senior Staff Pension Scheme (STSSPS).

Formal actuarial valuations were undertaken for the STMIPS as at 31 March 2003 and for the UKWPS as at 6 April 2003. The pension charges in respect of these two schemes have been based on the results of these valuations.

Formal actuarial valuations have been undertaken for the STPS and the STSSPS as at 31 March 2004. The valuations of these two schemes are substantially complete and combined show at 31 March 2004 assets of £836m, liabilities of £1,072m and a net deficit of £236m. As a result of these valuations, there are incremental pension charges of £15.1m for the Group in the first half of 2004/05. The incremental charges for the full year are estimated to be approximately £32m.

For further information on the Group's pension and retirement benefits, see Severn Trent's Annual Report and Accounts 2004.

Treasury management

The Group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 30 September 2004, interest rates for some 66% of the Group's net debt of £2,735m were so fixed.

International Accounting Standards (IAS)

We continue to prepare for the adoption of IAS in 2005/06. Potential significant changes are expected to arise for the accounting treatment of pensions, fixed assets and renewals accounting, deferred tax and financial instruments. It is expected that the overall net impact will be to reduce net assets and increase earnings volatility. Details will be made available in summer 2005.

Supplementary Information

For supplementary information, including the Group's interim results presentation, see the Severn Trent web site (www.severntrent.com).

Outlook

The outcome of the AMP4 price review is a key event for both Severn Trent Water and the Group and the next step is Ofwat's announcement of its Final Determination, expected on 2 December 2004.

Ofwat's Draft Determination made certain material changes to our Business Plan; some of which represent a change in circumstances and others a transfer of costs and risks to the company. We will consider Ofwat's Final Determination carefully before announcing our decision to the market. The licence provides that the decision be made by 1 February 2005.

The Board anticipates that PBITA* for the year 2004/05 for Severn Trent Water and Biffa will be broadly in line with its expectations, and that Services will be below its expectations due to difficult market conditions for Laboratories in the US and the weakening of the US Dollar to £ Sterling exchange rate. On the other hand, the profitability of Other Businesses, and specifically Property, may be assisted by sales transactions.

David Arculus
Chairman

Group profit and loss account
Six months ended 30 September 2004

	Notes	**Unaudited 6 months to 30 Sept 2004 £m**	Unaudited 6 months to 30 Sept 2003 £m	Audited Year ended 31 Mar 2004 £m
Turnover: group and share of joint ventures		**1,040.4**	1,007.4	2,018.5
Less: share of joint ventures' turnover		**(1.5)**	(1.4)	(3.4)
Group turnover	2	**1,038.9**	1,006.0	2,015.1
Operating costs before goodwill amortisation and exceptional items		**(815.4)**	(777.3)	(1,586.4)
Goodwill amortisation	2	**(15.1)**	(14.9)	(29.8)
Exceptional integration costs	3	**-**	(4.5)	(10.9)
Exceptional contract provision release	3	**-**	-	2.7
Total operating costs		**(830.5)**	(796.7)	(1,624.4)
Operating profit		**208.4**	209.3	390.7
Share of operating profit of joint ventures and associates		**5.8**	5.8	11.9
Exceptional profit on disposal of fixed assets	2&4	**-**	8.7	19.8
Profit before interest, goodwill amortisation and exceptional items	2	**229.3**	234.5	440.6
Goodwill amortisation	2	**(15.1)**	(14.9)	(29.8)
Profit before interest and exceptional items	2	**214.2**	219.6	410.8
Exceptional costs	2&3	**-**	(4.5)	(10.9)
Exceptional profits	2&3	**-**	8.7	22.5
Profit before interest	2	**214.2**	223.8	422.4
Net interest payable		**(88.0)**	(83.4)	(168.0)
Profit after interest before goodwill amortisation and exceptional items		**141.3**	151.1	272.6
Goodwill amortisation		**(15.1)**	(14.9)	(29.8)
Profit after interest before exceptional items		**126.2**	136.2	242.8
Exceptional items	2&3	**-**	4.2	11.6
Profit on ordinary activities before taxation		**126.2**	140.4	254.4
Taxation on profit on ordinary activities				
- current tax	5	**(26.0)**	(20.1)	(33.3)
- deferred tax	5	**(21.7)**	(13.4)	(36.3)
Total taxation	5	**(47.7)**	(33.5)	(69.6)
Profit on ordinary activities after taxation		**78.5**	106.9	184.8
Equity minority interests		**(0.4)**	(0.1)	(0.7)
Profit for the financial period		**78.1**	106.8	184.1
Dividends	9	**(62.8)**	(61.1)	(162.0)
Retained profit		**15.3**	45.7	22.1
Earnings per share (pence)				
Basic	8	**22.7**	31.1	53.5
Diluted	8	**22.5**	31.0	53.3
Adjusted basic before exceptional items and deferred tax	8	**29.0**	34.1	61.4
Adjusted diluted before exceptional items and deferred tax	8	**28.8**	34.0	61.2

There is no difference between the profit on ordinary activities before taxation and the retained profit for the financial periods stated above, and their historical cost equivalent.

Group balance sheet
At 30 September 2004

	Notes	**Unaudited 30 Sept 2004 £m**	Unaudited 30 Sept 2003 (restated–note 1) £m	Audited 31 Mar 2004 (restated-note 1) £m
Fixed assets				
Intangible assets - goodwill		**486.8**	508.1	497.6
Tangible assets		**5,332.4**	5,169.3	5,278.0
Investments in joint ventures:				
Share of gross assets		**7.5**	6.4	7.2
Share of gross liabilities		**(6.8)**	(6.0)	(6.5)
Loans to joint ventures		**9.6**	9.4	8.9
		10.3	9.8	9.6
Investments in associates		**17.4**	16.9	17.7
Other investments		**0.7**	1.3	1.0
Total investments		**28.4**	28.0	28.3
		5,847.6	5,705.4	5,803.9
Current assets				
Stocks		**88.8**	93.3	80.4
Debtors		**479.6**	485.8	452.8
Short-term deposits		**41.0**	31.6	70.8
Cash at bank and in hand		**33.9**	48.8	44.5
		643.3	659.5	648.5
Creditors: amounts falling due within one year		**(1187.4)**	(1,303.0)	(1,223.7)
Net current liabilities		**(544.1)**	(643.5)	(575.2)
Total assets less current liabilities		**5,303.5**	5,061.9	5,228.7
Creditors: amounts falling due after more than one year		**(2,468.2)**	(2,239.8)	(2,440.6)
Provisions for liabilities and charges				
Deferred tax provision		**(484.4)**	(439.2)	(462.9)
Other provisions		**(109.3)**	(119.8)	(109.1)
Net assets		**2,241.6**	2,263.1	2,216.1
Capital and reserves				
Called up share capital		**225.7**	225.1	225.2
Share premium account		**37.1**	33.0	33.5
Capital redemption reserve		**156.1**	156.1	156.1
Profit and loss account	7	**1,820.3**	1,846.7	1,798.9
Total equity shareholders' funds		**2,239.2**	2,260.9	2,213.7
Minority shareholders' interest (equity)		**2.4**	2.2	2.4
		2,241.6	2,263.1	2,216.1

Group cash flow statement
Six months ended 30 September 2004

	Notes	**Unaudited 30 Sept 2004** £m	£m	Unaudited 30 Sept 2003 (restated - note 1) £m	£m	Audited 31 Mar 2004 (restated - note 1) £m	£m
Net cash inflow from operating activities	11		**390.8**		398.0		733.1
Dividends received from associates and joint ventures			**1.4**		1.5		1.9
Returns on investments and servicing of finance			**(79.7)**		(78.5)		(148.3)
Taxation			**(13.2)**		(5.8)		(19.5)
Capital expenditure and financial investment			**(220.0)**		(238.4)		(484.3)
Acquisitions			**(2.2)**		(155.4)		(170.6)
Equity dividends paid			**(61.1)**		(59.5)		(157.7)
Net cash inflow/(outflow) before use of liquid resources and financing			**16.0**		(138.1)		(245.4)
Management of liquid resources			**29.8**		(5.9)		(45.2)
Financing							
(Decrease)/increase in debt		**(58.9)**		142.3		283.1	
Issue of shares		**4.1**		5.0		5.6	
Share purchase by employee share trust	7	**-**		-		(3.2)	
			(54.8)		147.3		285.5
(Decrease)/increase in cash			**(9.0)**		3.3		(5.1)

Reconciliation of net cash flow to movement in net debt

	Notes	**Unaudited 30 Sept 2004 £m**	Unaudited 30 Sept 2003 £m	Audited 31 Mar 2004 £m
(Decrease)/increase in cash (as above)		**(9.0)**	3.3	(5.1)
Cash flow from movement in net debt and financing		**58.9**	(142.3)	(283.1)
Cash flow from movement in liquid resources		**(29.8)**	5.9	45.2
Change in net debt resulting from cash flows		**20.1**	(133.1)	(243.0)
Net debt assumed with acquisitions		**-**	-	0.3
Movement in rolled up interest on finance leases		**(1.5)**	2.2	2.2
Currency translation differences		**(1.1)**	1.9	6.0
Other non cash items		**(3.7)**	(4.7)	(9.0)
Decrease/(increase) in net debt		**13.8**	(133.7)	(243.5)
Opening net debt		**(2,749.1)**	(2,505.6)	(2,505.6)
Closing net debt	10	**(2,735.3)**	(2,639.3)	(2,749.1)

Statement of total recognised gains and losses
Six months ended 30 September 2004

	Unaudited 30 Sept 2004 £m	Unaudited 30 Sept 2003 £m	Audited 31 March 2004 £m
Profit for the financial period			
- group	**77.0**	105.9	182.1
- joint ventures	**0.5**	0.4	0.6
- associates	**0.6**	0.5	1.4
Total profit for the financial period	**78.1**	106.8	184.1
Exchange movement on translation of overseas results and net assets	**5.0**	(9.9)	(35.6)
Translation differences on foreign currency hedging	**(1.5)**	2.7	10.3
Tax on translation differences on foreign currency hedging	**0.4**	-	(3.1)
Total recognised gains and losses for the period	**82.0**	99.6	155.7

In the six months to 30 September 2004, in accordance with UITF19, a tax credit of £0.4 million, arising on foreign currency borrowings hedging investments in foreign businesses, has been reflected in the Statement of total recognised gains and losses above. In the six months to 30 September 2003, a tax charge of £0.8 million, relating to such gains of £2.7 million, was instead charged to the profit and loss account. Had the £0.8 million charge been properly treated as in the current year, adjusted earnings per share in the six months to 30 September 2003 would have been improved by 0.3 pence from 34.1 pence to 34.4 pence. Given the magnitude of the numbers, no restatement has been applied to the 30 September 2003 figures.

Reconciliation of movements in shareholders' funds
Six months ended 30 September 2004

	Unaudited 30 Sept 2004 £m	Unaudited 30 Sept 2003 (restated - note 1) £m	Audited 31 Mar 2004 (restated - note 1) £m
Profit for the financial period	**78.1**	106.8	184.1
Dividends	**(62.8)**	(61.1)	(162.0)
	15.3	45.7	22.1
Other recognised gains and losses relating to the period	**3.9**	(7.2)	(28.4)
Shares issued	**4.1**	5.0	5.6
Own shares reissued/(purchased)	**3.3**	0.9	(3.2)
Amortisation of own shares	**(1.1)**	0.1	1.2
Net addition to/(reduction in) equity shareholders' funds	**25.5**	44.5	(2.7)
Opening equity shareholders' funds (as previously reported)	**2,216.9**	2,217.6	2,217.6
Adjustment to opening shareholders' funds for holding of own shares (note 7)	**(3.2)**	(1.2)	(1.2)
Opening equity shareholders' funds (as restated)	**2,213.7**	2,216.4	2,216.4
Closing equity shareholders' funds	**2,239.2**	2,260.9	2,213.7

Notes

1 Basis of preparation

The unaudited interim results for the six months ended 30 September 2004 have been prepared on the basis of accounting policies consistent with those adopted for the year ended 31 March 2004, as set out in the financial statements of the Group except that the Group balance sheet incorporates the shares held by the Severn Trent Employee Share Ownership Trust (the Trust) and which have not vested unconditionally by the balance sheet date. In line with UITF38 – Accounting for ESOP Trusts, which is applicable to accounting periods ending on or after 22 June 2004, the cost of shares held by the Trust is accounted for as a deduction in arriving at shareholders' funds. Comparative figures have been amended as laid out in note 7. The Group has also adopted UITF17 – Employee Share Schemes, but this has not led to any restatement of prior year results.

The comparative figures for the year ended 31 March 2004 and other financial information contained therein do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2004, incorporating an unqualified auditors' report, have been filed with the Registrar of Companies.

2 Segmental analysis of turnover and profit before interest by geographical origin and type of business

	United Kingdom		Other-principally USA and Europe		Group	
	2004	2003	**2004**	2003	**2004**	2003
Six months ended 30 September	**£m**	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**505.7**	477.8	**-**	-	**505.7**	477.8
Waste management	**320.1**	278.7	**32.9**	30.0	**353.0**	308.7
Services	**33.0**	29.8	**154.6**	163.4	**187.6**	193.2
Systems	**21.1**	24.6	**3.9**	6.0	**25.0**	30.6
Property, Engineering consultancy and Insurance	**11.5**	43.0	**0.1**	-	**11.6**	43.0
Inter segment trading	**(43.6)**	(46.8)	**(0.4)**	(0.5)	**(44.0)**	(47.3)
	847.8	807.1	**191.1**	198.9	**1,038.9**	1,006.0
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**181.2**	178.8	**-**	-	**181.2**	178.8
Waste management	**42.5**	37.7	**1.3**	1.3	**43.8**	39.0
Services	**2.7**	2.1	**16.0**	18.4	**18.7**	20.5
Systems	**-**	0.5	**(1.9)**	0.2	**(1.9)**	0.7
Property, Engineering consultancy and Insurance	**0.1**	5.5	**(0.2)**	-	**(0.1)**	5.5
Unrealised profit on inter segment trading	**0.2**	(1.2)	**-**	-	**0.2**	(1.2)
Corporate overheads	**(12.6)**	(8.8)	**-**	-	**(12.6)**	(8.8)
	214.1	214.6	**15.2**	19.9	**229.3**	234.5
Goodwill amortisation	**(11.7)**	(11.5)	**(3.4)**	(3.4)	**(15.1)**	(14.9)
Group profit before interest and exceptional items						
Water and sewerage	**181.2**	177.5	**-**	-	**181.2**	177.5
Waste management	**31.2**	27.9	**1.2**	1.2	**32.4**	29.1
Services	**2.3**	1.7	**12.7**	15.1	**15.0**	16.8
Systems	**-**	0.5	**(1.9)**	0.2	**(1.9)**	0.7
Property, Engineering consultancy and Insurance	**0.1**	5.5	**(0.2)**	-	**(0.1)**	5.5
Unrealised profit on inter segment trading	**0.2**	(1.2)	**-**	-	**0.2**	(1.2)
Corporate overheads	**(12.6)**	(8.8)	**-**	-	**(12.6)**	(8.8)
	202.4	203.1	**11.8**	16.5	**214.2**	219.6
Exceptional items						
Exceptional profit on disposal of fixed assets - Water and sewerage	**-**	8.7	**-**	-	**-**	8.7
Exceptional integration costs - Waste management	**-**	(4.5)	**-**	-	**-**	(4.5)
	-	4.2	**-**	-	**-**	4.2
Group profit before interest						
Water and sewerage	**181.2**	186.2	**-**	-	**181.2**	186.2
Waste management	**31.2**	23.4	**1.2**	1.2	**32.4**	24.6
Services	**2.3**	1.7	**12.7**	15.1	**15.0**	16.8
Systems	**-**	0.5	**(1.9)**	0.2	**(1.9)**	0.7
Property, Engineering consultancy and Insurance	**0.1**	5.5	**(0.2)**	-	**(0.1)**	5.5
Unrealised profit on inter segment trading	**0.2**	(1.2)	**-**	-	**0.2**	(1.2)
Corporate overheads	**(12.6)**	(8.8)	**-**	-	**(12.6)**	(8.8)
	202.4	207.3	**11.8**	16.5	**214.2**	223.8

There have been no significant acquisitions in the six months to 30 September 2004.

3 Exceptional Items

Exceptional profit on disposal of fixed assets in the year ended 31 March 2004 of £19.8 million (six months to 30 September 2003 - £8.7 million) related to the disposal of land and property by Severn Trent Water (see note 4 below).

Exceptional costs in the year ended 31 March 2004 of £10.9 million (six months to 30 September 2003 - £4.5 million) related to the costs of integrating the acquired Hales business with Biffa Waste Services. This is offset by a £2.7 million release (six months to 30 September 2003 - £nil) of part of the £25.0 million charge made in 2001/02 in respect of certain Systems CIS-OV contracts in the USA.

4 Profit on disposal of fixed assets

Profits on disposal of fixed assets, expressed on a like for like basis, comprising only sales of land and property, have arisen as follows in the reported periods:

	Unaudited Six months to 30 Sept 2004 £m	Unaudited Six months to 30 Sept 2003 £m	Audited Year ended 31 Mar 2004 £m
Profits on disposal of tangible fixed assets	**2.5**	8.7	19.8

In the year ended 31 March 2004 profits on disposal of fixed assets amounting to £19.8 million (six months to 30 September 2003 - £8.7 million) were shown separately as exceptional on the face of the profit and loss account, after operating profit, due to the materiality of the amounts involved. In the current period such profits on disposal (shown above) were not treated as exceptional and are reported within operating costs, given their relative magnitude.

5 Taxation

	Six months ended 30 Sept 2004 £m	Six months ended 30 Sept 2003 £m
Current tax		
UK corporation tax at 30%	**25.8**	23.6
UK corporation tax prior year	**(2.7)**	(4.8)
Double tax relief	**(0.3)**	(0.4)
Overseas tax	**2.6**	1.1
Share of tax charges of joint ventures and associates	**0.6**	0.6
	26.0	20.1
Deferred taxation	**21.7**	13.4
	47.7	33.5

Included within UK corporation tax in the six months to 30 September 2003 is a £1.3 million charge related to exceptional items arising in that period.

6 Acquisitions

The Group has not made any significant acquisitions in the six months to 30 September 2004.

The Group made the following acquisitions in the year ended 31 March 2004:

On 19 June 2003, Biffa (the Group's waste management business) acquired Hales from RMC (UK) Ltd. The provisional fair value of consideration (including the costs of acquiring from ING vehicles and equipment used in the business and transaction costs) was £145.7 million. The provisional fair value of net assets acquired was £25.4 million, giving rise to a provisional figure for purchased goodwill of £120.3 million at the year end.

The Group also made some smaller acquisitions in the period. The total provisional fair values attributable to these businesses were consideration of £24.3 million, net assets acquired £6.7 million and goodwill £17.6 million.

7 Prior period adjustment

The prior period adjustment relates to the Group's adoption of UITF38 – Accounting for ESOP Trusts, which became mandatory for all accounting periods ending on or after 22 June 2004.

Under previous accounting policy, shares held by employee related share trusts were denoted as 'Investments – Own shares' and classified within fixed assets.

UITF38 requires that shares held by employee related share trust be stated at cost and treated as a deduction when arriving at shareholders' funds. Investments in own shares have been reclassified from investments to profit and loss reserves. At 31 March 2003, 30 September 2003 and 31 March 2004 the amounts classified as investments in own shares were £6.5 million, £5.6 million and £9.7 million respectively.

As a result of the change in balance sheet classification, the cash flows resulting from the purchase of shares by the employee related share trust in respect of the six months ended 30 September 2003 and the year ended 31 March 2004 have been reclassified from capital expenditure and financial investment to financing.

There is no impact on previously reported figures for the profit and loss account.

Year ended 31 March 2003

	Profit and loss account £m
At 31 March 2003 as previously reported	1,808.4
Reclassification of cost of shares held by ESOP trust in profit and loss account at 31 March 2003	(6.5)
Reclassification of cumulative amortisation of ESOP shares at 31 March 2003	5.3
Net adjustment to reserves	(1.2)
At 31 March 2003 (restated)	1,807.2

Year ended 31 March 2004

	Profit and loss account £m
At 31 March 2004 as previously reported	1,802.1
Reclassification of cost of shares held by ESOP trust in profit and loss account	(9.7)
Reclassification on amortisation of ESOP shares at 31 March 2003	5.3
Reclassification on amortisation of ESOP shares for the year ended 31 March 2004	1.2
Net adjustment to reserves	(3.2)
At 31 March 2004 (restated)	1,798.9

8 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Severn Trent Employee Share Ownership Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the company's shares during the period.

Supplementary, adjusted earnings per share figures are presented. These exclude the effects of deferred tax and exceptional items. The directors consider that the adjusted figures provide a useful additional indication of performance.

	Six months ended 30 September 2004		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**
Basic earnings per share	**78.1**	**344.5**	**22.7**
Effect of dilutive options	**-**	**2.0**	**(0.2)**
Diluted earnings per share	**78.1**	**346.5**	**22.5**
Adjusted earnings per share			
Basic earnings per share	**78.1**	**344.5**	**22.7**
Effect of:			
Exceptional integration costs	**-**	**-**	**-**
Exceptional profit on disposal of fixed assets	**-**	**-**	**-**
Deferred tax	**21.7**	**-**	**6.3**
Adjusted basic earnings per share before exceptional items and deferred tax	**99.8**	**344.5**	**29.0**

Diluted earnings per share	**78.1**	**346.5**	**22.5**
Effect of:			
Exceptional integration costs	-	-	-
Exceptional profit on disposal of fixed assets	-	-	-
Deferred tax	**21.7**	-	**6.3**
Adjusted diluted earnings per share before exceptional items and deferred tax	**99.8**	**346.5**	**28.8**

	Six months ended 30 September 2003		
	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	106.8	343.7	31.1
Effect of dilutive options	-	1.4	(0.1)
Diluted earnings per share	106.8	345.1	31.0
Adjusted earnings per share			
Basic earnings per share	106.8	343.7	31.1
Effect of:			
Exceptional integration costs	3.2	-	0.9
Exceptional profit on disposal of fixed assets	(6.1)	-	(1.8)
Deferred tax	13.4	-	3.9
Adjusted basic earnings per share before exceptional items and deferred tax	117.3	343.7	34.1
Diluted earnings per share	106.8	345.1	31.0
Effect of:			
Exceptional integration costs	3.2	-	0.9
Exceptional profit on disposal of fixed assets	(6.1)	-	(1.8)
Deferred tax	13.4	-	3.9
Adjusted diluted earnings per share before exceptional items and deferred tax	117.3	345.1	34.0

9 Interim Dividend

The Board has declared an interim dividend of 18.21p per ordinary share (2003: 17.77p) to be paid on 6 April 2005. The shares will be traded 'ex-dividend' with effect from 15 December 2004.

The cost of the interim dividend amounts to £62.8 million (2003: £61.1 million).

10 Analysis of net debt

	30 Sept 2004 £m	30 Sept 2003 £m	31 March 2004 £m
Cash at bank and in hand	**33.9**	48.8	44.5
Short-term deposits	**41.0**	31.6	70.8
Overdrafts	**(31.8)**	(32.1)	(32.1)
Debt due within one year	**(361.3)**	(501.8)	(442.4)
Debt due after one year	**(1,920.9)**	(1,681.8)	(1,888.7)
Finance leases due within one year	**(10.5)**	(10.2)	(12.4)
Finance leases due after one year	**(485.7)**	(493.8)	(488.8)
Net debt	**(2,735.3)**	(2,639.3)	(2,749.1)

11 Reconciliation of operating profit to operating cash flows

	Six months ended 30 Sept 2004 £m	Six months ended 30 Sept 2003 £m
Operating profit	**208.4**	209.3
Depreciation charge	**159.8**	151.3
Amortisation of goodwill	**15.1**	14.9
Profit on sale of tangible fixed assets* (exceptional in prior period)	**(2.5)**	-
Profit on sale of investments	**(1.4)**	-
Deferred income movement	**(1.2)**	(1.6)
Provisions for liabilities and charges	**8.5**	12.3
Utilisation of provisions for liabilities and charges	**(9.8)**	(11.2)
Movement in working capital	**13.9**	23.0
Net cash inflow from operating activities	**390.8**	398.0

* See note 4.

12 Interim Statement

The interim report and accounts were approved by a committee of the Board of Directors on 28 November 2004.

Further copies of this interim statement may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

13 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business, and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

14 Not an offer

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

Independent review report to Severn Trent Plc

Introduction

We have been instructed by the company to review the interim financial information which comprises the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the statement of total recognised gains and losses, and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the

accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP, Chartered Accountants, Birmingham
28 November 2004

Notes

(a) The maintenance and integrity of the Severn Trent Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

The Chairman's statement, Interim accounts, Interim results presentation and webcast, are available on www.severntrent.com.

A large format version of the unaudited full interim accounts can be obtained by writing to the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

22 November 2004

RECEIVED
2004 DEC -6 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4730
Direct Fax 44 121 722 4290
Our Ref RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Rachel Jeavons
Company Secretarial Assistant

SUPPL

Encl.

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2004\ZH - SEC - Whistleblower- 22Nov04.doc

Severn Trent Plc
22 November 2004

In May 2004 an employee of Severn Trent Water raised a number of allegations with the Company relating in particular to accounting and regulatory returns to Ofwat. The Board of Severn Trent Plc appointed external forensic accountants from PricewaterhouseCoopers to conduct an independent investigation into the matters raised.

Ofwat was immediately informed of the investigation, kept continually updated and was subsequently provided with PricewaterhouseCoopers' findings at the end of September.

Having reviewed the results of the investigation, the Board has concluded that these issues have had no effect upon the integrity of the Group's accounts and that water customers have not been over-charged.

Notwithstanding the above, the investigation revealed prima facie evidence of some behaviour that the Board believes falls short of the high standards it expects from employees. Accordingly, a disciplinary investigation has been instigated and other action is being taken as necessary.

Severn Trent is committed to maintaining ethical and professional standards which support compliance with laws and regulations and seeks to safeguard effectively the interests of customers and shareholders.

Severn Trent's Code of Business Principles and Conduct is applied in a professional manner ensuring that all those affected are treated fairly and equitably. No comment is made publicly unless and until it is appropriate to do so.

<u>For further information, contact:</u>

Peter Gavan, Director of Corporate Affairs, Severn Trent Plc
Simon Holberton, Brunswick Group
0121 722 4310